# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearfield, Inc., CIK 0000796505
CUSIP: 18482P103
Title of class of securities: Common Stock, par value $0.01 Per Share
Address of issuer's principal executive offices: 7050 WINNETKA AVE. N., 7050 WINNETKA AVE. N., BROOKLYN PARK, Minnesota (MN), 55428
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000899140-25-000291
Filed by CIK 0001510940

## Reporting persons
- ACK Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 687,200; sole dispositive power 0; shared dispositive power 687,200; aggregate amount beneficially owned 687,200 (4.9% of the class)
- Richard Meisenberg: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 687,200; sole dispositive power 0; shared dispositive power 687,200; aggregate amount beneficially owned 687,200 (4.9% of the class)
- John Reilly: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 687,200; sole dispositive power 0; shared dispositive power 687,200; aggregate amount beneficially owned 687,200 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Clearfield, Inc.
Address of issuer's principal executive offices: 7050 WINNETKA AVE. N., 7050 WINNETKA AVE. N., BROOKLYN PARK, MINNESOTA, 55428.

## Item 2. Person Filing
Name of person filing: ACK Asset Management LLC ("ACK") with respect to shares of Common Stock, par value $0.01 ("Shares"), of the Issuer beneficially owned by certain funds and managed accounts advised by ACK and through ACK's managing members; Richard Meisenberg; and John Reilly.
Address of principal business office or, if none, residence: 777 West Putnam Avenue, Suite 300, Greenwich, CT 06830
Citizenship: ACK is a Delaware limited liability company. Mr. Meisenberg and Mr. Reilly are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 687,200
Percent of class: 4.86%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 687,200
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 687,200

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACK Asset Management LLC: Andres Aguirre, CCO (05/13/2025)
- Richard Meisenberg: Richard Meisenberg, Managing Member (05/13/2025)
- John Reilly: John Reilly, Managing Member (05/13/2025)